

February 21, 2013

Via E-mail
Mr. William J. Begley Jr.
Vice President, Chief Financial Officer and Secretary
Safety Insurance Group, Inc.
20 Custom House Street
Boston, MA 02110

>   **Re: Safety Insurance Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed March 13, 2012**
>   **File No. 000-50070**

Dear Mr. Begley:

We have reviewed your January 22, 2013 response to our December 21, 2012 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Loss and Loss Adjustment Expense Reserves, page 56

1. We acknowledge your response to prior comment two and in particular the sentence "Because we anticipated that our claims personnel would ultimately revise case reserves downward in the aggregate by an amount greater that the estimate of our unreported claims at year end 2011, a negative IBNR amount of $(13,603) was recorded." Tell us:
   - Why you do not appear to reflect this anticipated revision in the case reserves.
   - The amount of the anticipated case reserve revision and what it represents at December 31, 2011 and at the end of each interim period in 2012; and
   - The amount of IBNR at December 31, 2011 and at each interim period in 2012 without any anticipated case reserve revisions.

       Provide us proposed disclosure to be included in future periodic reports to quantify the components included in case versus IBNR reserves and to otherwise clarify their disclosure.

       Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

                        Sincerely,

                        /s/ Jim B. Rosenberg

                        Jim B. Rosenberg
                        Senior Assistant Chief Accountant